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                                                                    EXHIBIT (a)8


                IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

I.G. HOLDINGS, INC., CHARLES                  )
MILLER and RUTH GRENING                       )
                                              )     Civil Action No.
                  Plaintiffs,                 )
                                              )
          -against-                           )
                                              )
HALLWOOD REALTY LLC, ANTHONY J.               )
GUMBINER, WILLIAM L. GUZZETTI,                )
ALAN G. CRISP, WILLIAM F. FORSYTH,            )
EDWARD T. STORY,                              )
                                              )
                  Defendants,                 )
                                              )
HALLWOOD REALTY PARTNERS, L.P.,               )
                                              )
                  Nominal Defendant.          )

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                             CLASS ACTION COMPLAINT

         Plaintiffs, for their complaint, allege as follows:

         1. This is an action on behalf of the public holders of units ("Units") of interests of limited partnership in Nominal Defendant Hallwood Realty Partners L.P. ("Realty" or "Partnership") against Realty's general partner, Hallwood Realty LLC ("GP"), and GP's directors for breaches of fiduciary duties and breaches of the Partnership Agreement.

                                     PARTIES

         2. Plaintiffs I.G. Holdings, Inc., Charles Miller and Ruth Grening own Units.

         3. Nominal Defendant Hallwood Realty Partners, L.P. is a publicly-traded Delaware limited partnership which operates in commercial real estate industry. The executive offices of Realty are located at 3710 Rawlins, Suite 1500, Dallas, Texas. As of March 14, 2003, there were

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approximately 24,000 unitholders owning 1,593,948 Units. Units trade on the
American Stock Exchange. As of December 31, 2002, Realty owned 14 real estate properties in six states.

         4. Defendant Hallwood Realty, LLC is a Delaware limited liability company and an indirectly wholly-owned subsidiary of The Hallwood Group Incorporated ("THG"). GP is Realty's general partner and is responsible for asset management of Realty and its properties, including decision-making responsibility for financial, refinancing, acquiring and disposing of properties. In addition, GP provides general operating and administrative services to Realty. GP receives substantial fees for itself and its affiliates from Realty. Hallwood Commercial Real Estate LLC is another indirect wholly-owned subsidiary of THG, and provides property management, leasing and construction supervision services to the properties of Realty. HWG, LLC, an affiliate of GP, owns or controls 330,432 Units, or 20.7% of the total outstanding Units, and GP and its affiliates own approximately 23% of the Units on a fully-diluted basis.

         5. Defendant Anthony J. Gumbiner is a director and chairman of GP.

         6. Defendant William L. Guzzetti is president, chief operating officer and a director of GP.

         7. Defendant Alan G. Crisp is a director of GP.

         8. Defendant William F. Forsyth is a director of GP.

         9. Defendant Edward T. Story is a director of GP.

         10. The Board of Directors of GP has an inherent conflict and is not independent in conflicts arising between GP and its affiliates and members on one hand and the Partnership and the public holders of Units on the other, as the directors have divided loyalties by their dual duties. Decisions that implicate possible removal of the general partner or reduction of fees paid


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by Realty to GP's affiliates thus are tainted by conflict and there is not an independent decision-maker.

                            CLASS ACTION ALLEGATIONS

         11. Plaintiffs bring this action on his own behalf and as a class action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all public holders of Units (except defendants herein and any person, firm, trust., corporation or other entity related to or affiliated with any of the defendants) and their successors in interest who are or will be threatened with injury arising from defendants' actions as more fully described herein.

         12. This action is properly maintainable as a class action.

         13. The class of holders for whose: benefit this action is brought is so numerous that joinder of all Class members is impracticable.

         14. There are questions of law and fact which are common to the Class including, inter alia, the following:

                  (a) whether Defendants breached fiduciary duties owed by them to plaintiffs and the members of the Class under the Partnership Agreement; and

                  (b) whether plaintiffs and the other members of the Class will be damaged irreparably by Defendants' conduct.

         15. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of plaintiffs are typical of the claims of the other members of the Class and plaintiffs have the same interests as the other members of the Class. Accordingly, plaintiffs will fairly and adequately represent the Class.


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         16. The prosecution of separate actions by individual members of the
Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

         17. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS

         18. The Amended and Restated Agreement of Limited Partnership of Hallwood Realty Partners, L.P. ("Partnership Agreement") governs Realty.

         19. Section 7.01 authorizes the general partner with full, exclusive and complete discretion to manage and control the business and affairs of the Partnership, to make all decisions affecting the business and affairs of the Partnership and to take all actions as it deems necessary or appropriate to accomplish the purpose of the Partnership.

         20. Section 14.02 of Partnership Agreement provides that a vote of 66 2/3% of the Units is required to remove the general partner.

         21. Section 7.05 of the Partnership Agreement permits the Partnership to enter into transactions with the general partner or its affiliates but only on terms substantially equivalent to terms obtainable by the Partnership from a comparable unaffiliated third party.

         22. Section 7.06 of the Partnership Agreement provides that the general partner or its affiliates shall not be liable to the Partnership or any limited partners for any losses or liability as a result of an act or omission unless such act or omission constitutes (a) a breach of the duty of loyalty to the Partnership, (b) an act or omission in bad faith which involves intentional misconduct or a knowing violation of law, or (c) a transaction from which an improper personal benefit is derived.


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         23. Section 7.10 governs conflicts of interest between the general partner or its affiliates and the Partnership or the limited partners. Section 7.10(b) requires the general partner to resolve any and all conflicts that exist or arise by taking into account, in good faith, the relative interests of each party to the conflict, agreement, transaction or situation and the benefits and burdens relating to such interests, customary or accepted industry practices, and any applicable generally accepted accounting practices or principles.
Section 7.10(c) provides that authority under the Partnership Agreement entrusted to the discretion of the general partner must be exercised subject to a willful misconduct standard and must be exercised as reasonably believed to be consistent with the overall purposes of the Partnership.

         24. Realty has a unit purchase rights agreement ("Rights Plan") that provides redistribution of one right for each Unit to holders of record. The rights do not trade separately from the Units until, and will become exercisable in the event, with certain exceptions, an acquiring party accumulates 15% or more of the Units, or if a party commences or announces an intent to commence a tender offer or exchange offer to acquire 30% or more of the Units. Each right entitles the holder to buy one additional Unit at a price of $250. In addition, upon certain events, holders of the rights are entitled to purchase either Units or shares in an acquiring entity at half of market value. Realty generally is entitled to redeem the rights at $0.01 per right at anytime on or prior to the tenth day following the acquisition of a 50% or greater interest in the Units. Unless and until a triggering event under the Rights Plan occurs, there is one right for each outstanding Unit, the rights do not trade separately from the Units, and the rights are not currently exercisable. The general partner of Realty and its affiliates are excluded from the definition of "acquiring person" under the Rights Plan.


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         25. On February 14, 2000, the general partner of Realty amended the
Rights Plan to extend the term until April 2003.

         26. In February 2003, representatives of Carl C. Icahn sought a meeting with the general partner of Realty to discuss the Partnership, and, according to Icahn, the general partner refused to meet at that time.

         27. On March l, 2003, High River Limited Partnership, a partnership controlled by Carl Icahn, agreed to purchase 235,000 Units (or approximately 14.8% of the Units) from Gotham Partners at $80 per Unit and additional consideration in the event High River sells the Units for a covered profit for a certain period. The Units were delivered to High River on May 3, 2003.

         28. On March 28, 2003, Realty amended the Rights Plan, among other things, to extend the term for an additional 5 years until March 31, 2008.

         29. On April 23, 2003, High River, announced it intends to initiate a tender offer for any and all of the Units at $100 per Unit in cash. Units closed on April 17, 2003 at $86.50 per Unit. The tender offer will not be subject to a financing condition, but will be conditioned on the elimination of the Rights Plan or a determination that the Rights Plan is not applicable to the offer. High River also commenced litigation in this Court challenging the Rights Plan on the grounds that it permits the general partner of Realty and its affiliates to purchase Units without restriction.

         30. GP and its directors owe fiduciary duties to the public holders of Units in accordance with the Partnership Agreement. As such, GP and its directors may not use the Rights Plan or control of Realty and other rights, assets, exclusions, exemptions or machinery of Realty in breach of their duty of loyalty or to derive an improper personal benefit or in a manner


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inconsistent with the overall purposes of the Partnership, such as by entrenching themselves or otherwise advancing their own special interests at the expense of the public holders of Units.

         31. In refusing duly to consider the proposed offer from Icahn, GP and its directors are not acting in good faith and are deriving an improper personal benefit in impeding a potential removal of the general partner or a sale of control of Realty or its assets, at the expense of the Class and in breach of GP's and its directors' fiduciary duties under the Partnership Agreement. Further, such action is not necessary or appropriate to accomplish the purpose of the Partnership, and is not consistent with the overall purposes of the Partnership.

         32. Plaintiffs have no adequate remedy at law.

                  WHEREFORE, plaintiffs demand judgment as follows:

                  A. declaring this to be a proper class action;

                  B. enjoining, preliminarily and permanently, the GP duly to consider the proposal from Icahn and any other proposals duly made, and the GP or its affiliates from acquiring Units or otherwise improperly entrenching Realty or impeding a transaction that would maximize value for the public Units in order to benefit Realty or its affiliates;

                  C. to the extent, if any, that HBP or its affiliates acquire 66-2/3% of the Units prior to the entry of this Court's final judgment, rescinding the same or sterilizing the votes so that such Units are not counted for purposes of determining the vote to remove the general partner;

                  D. directing Defendants to account to plaintiffs and the Class for all damages caused to them and account for all profits and any special benefits obtained by Defendants as a result of their wrongful conduct plus prejudgment and post judgment interest;


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                  E. directing Defendants to use fairly the Rights Plan and any other devices to maximize value of the Units and ensure the best available transaction for Plaintiffs and the Class on a change of control of Realty;

                  F. awarding to plaintiffs the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiffs; attorneys and experts; and

                  G. granting such other and further relief as the Court deems appropriate.

Dated: April 28, 2003


                                                CHIMICLES & TIKELLIS LLP



                                                /s/ illegible
                                                --------------------------------
                                                Pamela S. Tikellis
                                                Robert J. Kriner, Jr.
                                                Brian D. Long
                                                One Rodney Square
                                                P.O. Box 1035
                                                Wilmington, Delaware 19899
                                                (302) 656-2500

                                                Attorneys for Plaintiffs


OF COUNSEL:

Goodkind, Labaton, Rudoff & Sucharow LLP
100 Park Avenue, 12th Floor
New York, NY 10017
(212) 907-0700

Wechsler Harwood LLP
488 Madison Avenue, 8th Floor
New York, NY 10022
(212) 935-7400


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